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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32155

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Advisory Group Equity Services. Ltd.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Washington Street, Suite 407

		FIRM I.D. NO.

         (No. and Street)

Woburn	**MA**	**01801**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. McCance   781-933-6100

                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPAs LLC

         (Name – *if individual, state last, first, middle name*)

20 Walnut Street, Suite 301	**Wellesley Hills**	**MA**	**02481**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William H. McCance _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of Advisory Group Equity Services. Ltd. _____ , as

of December 31, _____ , 20 20, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____   _____
                                                                           Signature

                                                                           President
                                                          _____
                                                                           Title

_____
            Notary Public

SUSAN LeMOINE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
07/17/2027

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advisory Group Equity Services, LTD
Financial Statements and
Supplemental Schedules
December 31, 2020

Cree Alessandri & Strauss

Advisory Group Equity Services, LTD
Financial Statements and
Supplemental Schedules
December 31, 2020

Advisory Group Equity Services, LTD

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Advisory Group Equity Services, LTD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advisory Group Equity Services, LTD as of December 31, 2020, the related statements of operations, changes in equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advisory Group Equity Services, LTD, as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advisory Group Equity Services, LTD's management. Our responsibility is to express an opinion on Advisory Group Equity Services, LTD's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advisory Group Equity Services, LTD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Advisory Group Equity Services, LTD's financial statements. The supplemental information is the responsibility of Advisory Group Equity Services, LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as Advisory Group Equity Services, LTD's auditor since December 31, 2013.

Cree Alessandri & Strauss CPAs LLC
February 25, 2021

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517   F: 781-480-1525   www.cascpallc.com

FINANCIAL INFORMATION

Advisory Group Equity Services, LTD
Statement of Financial Condition
December 31, 2020
Assets

Current assets

Cash and cash equivalents	$ 337,366
Cash, restricted	100,315
Commissions receivable, net of $0 allowance	756,597
Due from affiliates	31,571
Prepaid charges and other current assets	326,485
Total current assets	1,552,334

Property & equipment

Furniture and equipment, at cost	107,227
Less: accumulated depreciation	(80,718)
Operating lease right of use asset	134,500
Net property & equipment	161,009

Other assets

Security deposit	11,400
Total other assets	11,400
Total assets	$ 1,724,743

Liabilities and Shareholder's Equity

Current liabilities

Commissions & accounts payable	$ 607,546
Note payable- premium finance	210,464
Note payable- PPP	164,442
Accrued expenses	54,192
Deferred registered representative fees	132,136
Total current liabilities	1,168,780

Long-term liabilities

Operating lease liability	134,500
Total long-term liabilities	134,500
Total liabilities	1,303,280

Shareholder's equity

Common stock, no par value, 15,000 shares authorized, 100 shares issued and outstanding	6,500
Additional paid in capital	647,159
Deficit	(232,196)
Total shareholder's equity	421,463
Total liabilities and shareholder's equity	$ 1,724,743

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Operations
For The Year Ended December 31, 2019

Revenues:

Commission & Brokerage Income	$ 9,379,449
M & A Advisory Fees	5,637,443
Other income	136,096
Interest and dividend income	1,322
Total revenue	15,154,310

Operating expenses:

Commission expenses	12,397,809
Employees compensation and benefits	1,197,867
Fees broker-dealers & sponsors	540,820
Clearance fees	423,744
Professional fees	186,919
Insurance	108,448
Communications and technology	152,734
Regulatory fees	87,899
Office expenses	96,249
Occupancy expense	74,229
Due diligence expense	1,058
Travel and entertainment	9,249
Other operating expenses	7,805
Depreciation	8,921
Education and training	4,019
Postage and delivery	6,443
Total operating expenses	15,304,213

Net loss for year $ (149,903)

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

3

Advisory Group Equity Services, LTD
Statement of Changes in Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Comprehensive Income	Total
Balance, December 31, 2019	$ 6,500	$ 647,159	$ (82,293)	$ 697	$ 572,063
Net loss for year	-	-	(149,903)	-	(149,903)
Comprehensive income recognized	-	-	-	(697)	(697)
Balance, December 31, 2020	$ 6,500	$ 647,159	$ (232,196)	$ -	$ 421,463

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

4

Advisory Group Equity Services, LTD
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income for year	$	(149,903)
Adjustments to reconcile income to net		
cash provided/(used) by operating activities:		
Depreciation		8,921
Recognized gain on stock redemption		(671)
(Increase) decrease in:		
Commissions receivable		25,337
Prepaid expenses		(35,301)
Commissions receivable, net of $0 allowance		(614,908)
Accrued expenses		26,091
Deferred registered representative fees		(4,205)
Deferred revenue		(15,000)
Net cash used by operating activities		(759,639)
Cash flows from investing activities:		
Proceeds from stock redemption		10,000
Purchase equipment		(2,848)
Net cash provided by investing activities		7,152
Cash flows from financing activities:		
Increase insurance premium financing		60,710
Payroll protection loan		164,442
Net cash provided by financing activities		225,152
Net increase in cash and cash equivalents		(527,335)
Cash and cash equivalents, beginning of the year		965,016
Cash and cash equivalents, end of the year	$	437,681
Non-cash financing activities:		
Amortization of operating lease right of use asset	$	56,714
Amortization of operating lease liability	$	56,714
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	3,790

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

NOTES

ADVISORY GROUP EQUITY SERVICES, LTD.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1 – Nature of Business and Summary of Accounting Policies

Advisory Group Equity Services, LTD. (the Company) was formed June 25, 1984 as a Massachusetts corporation. The Company is a registered securities broker/dealer engaged in securities trading and sales, retail brokerage and other financial services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its customer accounts through Stonex Financial, Inc (formerly INTL Custody & Clearing Solutions, Inc.) SEC No. 8-51269, another broker/dealer, on a fully disclosed basis.

The Company is a wholly owned subsidiary of TAG Group, Inc.

Basis of accounting:

The accompanying financial statements are presented utilizing accounting principles generally accepted in the US (GAAP), on the accrual basis of accounting. Other significant accounting principles are described below.

Cash and Cash Equivalents

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. The Company's parent has elected to file the consolidated federal and income tax returns as an S-Corporation under the Internal Revenue Code and to treat the Company as a qualified subchapter S subsidiary ("QSUB"). With this election all income is reported by the shareholders of the parent company on their individual income tax returns.

The Company adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2020.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2020, the Company had no balances in excess of the FDIC insured limit on deposit at one institution. The Company has not experienced any losses in such accounts.

The Company maintains cash balances in accounts that are not insured by the FDIC. At December 31, 2020 the uninsured cash balances in those accounts totaled $29,931.

Revenue and Cost Recognition

The Company recognizes commission and brokerage income and related expenses on a settlement date basis, which is the industry standard. Accounting principles generally accepted in the United States of

America require trade date presentation. Income and related expenses as a result of settlement date to trade date conversion are immaterial to the financial statements. M & A advisory fees consist of advisory,

Note 1 – Nature of Business and Summary of Accounting Policies (continued)

retainer and success fees. Advisory fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement.

Uncollectible Commissions and Fees Receivable

Commissions receivable have been adjusted for all known uncollectible amounts. An allowance for uncollectable commissions receivable was not considered necessary as of December 31, 2020.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 15 years for leasehold improvements.

Note 2 – New Accounting Pronouncements

ASU 2016-02 Leases ("ASU 2016-02")

Effective January 1, 2019, the Company adopted ASU 2016-02, which supersedes previous guidance on accounting for leases. ASU 2016-02 requires lessees to recognize leases longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for financial and operating leases. It also requires expanded lease agreement disclosures.

See Note 4 for detail on how the new lease accounting standard impacts the reporting and disclosures for leases entered into by the Company.

Note 3 - Fair Value Measurements

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through

Note 3 - Fair Value Measurements (continued)

- corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.

- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

Note 4 – Leases

The Company has operating leases for corporate office space and certain equipment. The annual rental under the lease for corporate office space is $56,544 payable in monthly installments of $4,712.

The adoption of ASU 2016-02 beginning January 1, 2019 resulted in the recognition of an operating lease right of use asset and an operating lease liability. Initially recorded at the present value of the lease payments, both are reported on the balance sheet.

At December 31, 2020 the balance of the operating right of use asset was $134,500; reported as property and equipment on the balance sheet. The December 31, 2020 balance of the operating lease liability was $134,500; reported as a long-term liability.

The weighted average of the remaining operation lease term was 4 years. The weighted average discount rate for the operating lease was 7.5%.

Maturities of operating lease liabilities were as follows:

Year	Amount
2021	$ 56,544
2022	56,544
2023	56,544
2024	4,712
Total	174,344
Less: present value discount	(39,844)
Lease liability at 12/31/2020	$ 134,500

Note 5 – Note Payable – Premium Finance

The Company financed the premium for its 2020-2021 Securities Broker-Dealer Professional Liability Insurance Policy with IPFS Corporation. The annual interest rate for the loan is 5.170%. Eleven payments of $19,631.22 are required, beginning January 10, 2021. The final payment is due November 10, 2021 at which time the obligation will be fully paid.

Note 6 – Revenues from Contracts with Customers

Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* and subsequent related updates modified the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The guidance requires that an entity recognize revenue to depict

Note 6 – Revenues from Contracts with Customers (continued)

the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The following provides detailed information on the recognition of revenues from contracts with customers:

<u>Commission & Brokerage Income</u>

The Company buys and sells securities on behalf of its customers on a fully disclosed basis. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company

believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are exercised on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company earns revenue from participating in underwriting services as manager or as a member of a selling group. The company believes that the sale of the securities is the only performance obligation in the agreements to which it is a party. The obligation is satisfied on the trade date and the fees earned are recognized as revenue at that time. The Company may incur costs in connection with underwriting services. Under the new guidance, the Company concluded that an underwriter acts as a principal in the delivery of underwriting services for the portion of the issuance that they are responsible for selling but are an agent for expenses incurred on behalf of other underwriters. In 2018, the Company presented costs for underwriting services in which it acts as a principal as expenses in the statement of income.

<u>M & A Advisory Fees</u>

Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, and follow-on offerings. Financial advisory services primarily consist of fees generated by providing financial and strategic advisory services, including investment advice, strategic advice, research, and administrative services. Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time

Note 6 – Revenues from Contracts with Customers (continued)

using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

<u>Disaggregation of Revenue</u>

The following tables present the Company's revenues from contracts with customers by business activity for the period ended December 31, 2020:

Revenues from contracts with customers:

Commission & Brokerage Income	$ 9,379,449
M & A Advisory Fees – success	5,637,443
Total revenue from contracts with customers	$15,016,892

<u>Information on Remaining Performance Obligations and Revenue Recognized from Past Performance</u>

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2020. M & A Advisory Fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2020.

<u>Contract Balances</u>

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in M & A advisory engagements. There was no deferred retainer revenue as of December 31, 2020.

Expenses associated with M & A advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other M & A advisory related expenses are expensed as incurred. All M & A advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Operations. For the year ended December 31, 2020, there was no reimbursed income.

Note 7 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires maintaining minimum net capital of $50,000 or six and two thirds percent of "aggregated debt items" whichever is greater, as defined. As of December 31, 2020, the Company had a net capital requirement of $49,550.

To be incompliance with this rule, the Company's ratio of aggregated indebtedness to net capital must not exceed 15 to 1. At December 31, 2019, the ratio of the Company's aggregate indebtedness to net capital ratio was 8.6205 to 1.

ADVISORY GROUP EQUITY SERVICES, LTD.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 8 – Subsequent Events

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 25, 2020, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 9 – COVID-19

In early March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state, and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. The Board and Management are continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff, and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

The Company applied for and received a "Paycheck Protection Program Loan", on April 15, 2020 in the amount of $166,442. The loan is with Reading Cooperative Bank.

ACCOUNTANT'S REPORT

**Review Report of Independent Registered Public Accounting
Firm (required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3)**

To: Board of Directors of
    Advisory Group Equity Services, LTD

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Advisory Group Equity Services, LTD identified the following provisions of 17 C.F.R. §15c3-3(k) under which Advisory Group Equity Services, LTD claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) (exemption provisions) and (2) Advisory Group Equity Services, LTD stated that Advisory Group Equity Services, LTD met the identified exemption provisions throughout the most recent fiscal year from January 1, 2020 to December 31, 2020, without exception. Advisory Group Equity Services, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advisory Group Equity Services, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
February 25, 2021

12

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517   F: 781-480-1525   www.cascpallc.com

Advisory Group Equity Services, LTD
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2020

Net Capital:

Total stockholder equity qualified for net capital	$	421,463
Spent portion of CARES Act loan		164,442
Deduction for non-allowable assets		(469,399)
Net capital before haircuts		116,506
Less: Haircuts		-
Net capital		116,506
Minimum capital requirement		(66,956)
Excess net capital	$	49,550

Aggregate indebtedness:

Liabilities	$	1,004,338
Ratio of aggregate indebtedness to net capital		862.05%
Unaudited computation of net capital	$	127,690
Audit adjustments		(11,184)
Audited computation of net capital	$	116,506

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.



FINANCIAL SERVICES

ADVISORY GROUP EQUITY SERVICES, LTD. • MEMBER FINRA/SIPC/MSRB

444 Washington Street, Suite 407
Woburn, MA 01801
Toll Free: (866) 661-0130
Tel: (781) 933-6100
Fax: (781) 933-6101
www.agesbrokerage.com

Assertions Regarding Exemption Provisions

We, as members of management of Advisory Group Equity Services, Ltd. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provision provided by Rule 15c3-3(k)(2)(ii).

Advisory Group Equity Services, Ltd, is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240. 17a-3 and 240. 17a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Statement Regarding Meeting Exemption Provision:

The Company met the exemption from the custody and reserve provisions of Rule 15c3-3(k)(2)(ii) without exception throughout the year ended December 31, 2020.

Advisory Group Equity Services, Ltd.
By:

William H. McCance
President

ACCOUNTANT'S REPORT

Cree Alessandri & Strauss
Certified Public Accountants LLC

**Independent Registered Public Accounting Firm Report
on Agreed-Upon Procedures on schedule of
assessments and payments (Form SIPC-7)**

To the Board of Directors of
Advisory Group Equity Services, LTD
Woburn, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Advisory Group Equity Services, LTD and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Advisory Group Equity Services, LTD for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Advisory Group Equity Services, LTD compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Advisory Group Equity Services, LTD's management is responsible for the Advisory Group Equity Services, LTD's compliance with those requirements. This agreed- upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

15

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri & Strauss

Cree Alessandri & Strauss CPAs LLC
February 25, 2021

16

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517   F: 781-480-1525   www.cascpallc.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the Instructions In your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month In which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

32115   FINRA   DEC

ADVISORY GROUP EQUITY SERVICES LTD
444 WASHINGTON ST STE 407
WOBURN, MA 01801-1072

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bruce Fox 781-933-6100

2. A. General Assessment (Item 2e from page 2) $ 17,725

   B. Less payment made with SIPC-6 filed (exclude Interest)   (6,027   )
     07/29/2020
        Date Paid

   C. Less prior overpayment applied   (-   )

   D. Assessment balance due or (overpayment)   11,698

   E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum   -

   F. Total assessment balance and interest due (or overpayment carried forward) $ 11,698

   G. PAYMENT: √ the box
     Check mailed to P.O. Box ☐   Funds Wired ☑   ACH ☐
     Total (must be same as F above) $ 11,698

   H. Overpayment carried forward $(-   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ADVISORY GROUP EQUITY SERVICES LTD
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25th day of February, 20 21.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,154,310

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 2,673,847

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 482,348

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. — 697

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 136,128

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,791

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 45,546

Enter the greater of line (i) or (ii) — 45,546

Total deductions — 3,337,869

2d. SIPC Net Operating Revenues	$ 11,816,441
2e. General Assessment @ .0015	$ 17,725

(to page 1, line 2.A.)

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